Mail Stop 0306

      March 15, 2005

VIA U.S. MAIL and FACSIMILE (852) 2691 1724

Cathy Kit Teng Pang
Unit 1106-1110
3 Salisbury Road
Tsimshatsui
Kowloon, Hong Kong

	RE:	Bonso Electronics International, Inc.
		Form 10-K for the fiscal year ended March 31, 2004
		Filed August 13, 2004
		File No. 000-17601

Dear Ms. Kit Teng Pang:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended March 31, 2004

Item 5.  Operating and Financial Review and Prospects - Page 24

Operating Results - Page 24
1. Please expand in future filings to identify and describe factors responsible for the increased sales. For example, you state that the increase in sales came from new and previous customers, but do not provide any details as to why the increase in sales occurred. In general, MD&A both should identify factors responsible for changes in financial statement items and describe why those factors arose or occurred. The general guidance should be applied throughout MD&A for all future periods.
2. You disclose that other income is a result of sales of scrap material and compensation from a customer on excessive materials caused by order cancellation. Tell us why these amounts are appropriately classified as "non-operating".

Liquidity and Capital Resources - Page 33

3. Please expand your discussion in future filings to address significant balance sheet items and changes in these items. In this regard, we note the significant inventory and accounts receivable balances at March 31, 2004. Please discuss these balances and the reasons for the significant increases in the current year. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.

Critical Accounting Policies - Page 35
4. We see your critical accounting policy regarding revenue recognition. However, the disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Please expand future filings to describe the specific factors that in your view make it critical. Discuss the nature of estimates and uncertainties about those estimates inherent to your revenue recognition policy, including how you make those estimates.
Discuss how different assumptions, methods or conditions might effect your financial statements.

Item 15. Controls and Procedures - Page 59
5. We note that your chief executive officer and chief financial officer concluded that the Company`s "disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the
Company particularly during the period in which this Form 20-F was being prepared". Please revise future filings to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).
6. Please revise in future filings the disclosure concerning changes in internal control over financial reporting to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language of amended Item 308(c) of Regulation S-K.

Consolidated Financial Statements

Note 1. Description of business and significant accounting policies
- Page 7

(b) Principles of consolidation - Page 7
7. In future filings please describe the nature of the subsidiaries that are included in the "Group." In particular, disclose whether your consolidated subsidiaries are wholly owned and whether you hold any subsidiaries that are not consolidated. In this regard, please tell us and disclose in future filings whether your wholly-owned subsidiary BEL consolidates their subsidiary BIL and Bonzo Electronics. If not, please provide details of your accounting for these subsidiaries.

(d) Revenue Recognition - Page 8
8. Your disclosure regarding revenue recognition is too vague. Expand future filings to describe your revenue recognition policy in greater detail. To the extent that policy differs among significant product lines (i.e. sensor-based versus wireless products), please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, (i.e. distributors and direct sales force.) Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.
9. We see that you offer limited product quality warranties for your products. If material, please include the disclosure requirements of paragraph 14 of FIN 45 in future filings.

(m) Stock options and warrants - page 11
10. Please revise future filings to separately describe how you account for stock-based compensation issued to non-employees. Also, if the issuance is significant, you should provide additional disclosure of the reasons for the issuance, how you accounted for and valued the transaction, including any significant valuation assumptions.

(n) Warrants issued for non-cash consideration - Page 11
11. In future filings, describe how you determine the fair value for warrants issued in consideration for services rendered.
Note 15.  Stock option plan - Page 28
12. In future filings please relocate the disclosures required by paragraph 2(e) of SFAS 148 to disclose them in the "Summary of Significant Accounting Policies" or its equivalent in your financial statements.
Note 16.  Warrants - Page 32
13. Supplementally and in future filings, please describe how you accounted for the modifications of warrants in October 2001. Cite the literature upon which you relied and demonstrate to us that your accounting complies with GAAP.
Note 17.  Business segment information - Page 33
14. To the extent that revenues from external customers attributed to an individual foreign country are material, please disclose separately in future filings. Refer to paragraph 38(a) of SFAS 131.
15. In future filings please present only long-lived assets by geographical area, as required by paragraph 38(b) of SFAS 131. Consider that long-lived assets presented in your segment disclosures should only include tangible assets. See Question 22 on the FASB Staff Implementation Guide to SFAS 131.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 942-
8972
or me at (202) 942-1931 if you have any questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202) 942-1791.

							Sincerely,



							Angela Crane
							Reviewing Accountant


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Ms. Kit Teng Pang
Bonso Electronics International, Inc.
March 15, 2005
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